Exhibit 99.8

ICI TO ACQUIRE EMULSION POWDERS BUSINESS

ICI has agreed to acquire the Celanese emulsion powders business for US$25.5million (£14.6 million) in cash. The business recorded sales of €32 million (£21.8 million) and operating profit of €1.9 million (£1.3 million) in 2004, has about 50 employees, and is based in Frankfurt, Germany. The value of the gross assets being acquired is €11 million (£7 million).

This will be the first significant bolt-on acquisition made by ICI for several years. It will strengthen National Starch’s Elotex business unit and create the opportunity for significant synergies between the two businesses. The move follows several years of good progress strengthening ICI’s balance sheet and improving underlying cash flow.

Elotex, which is part of National Starch and Chemical’s speciality polymers division, is a leading international producer of polymeric additives used to enhance the properties of building materials such as ceramic tile adhesives, repair mortars, grouts, floor screeds and wallpaper adhesives.

The acquisition of the Celanese emulsion powders business will extend the range of Elotex’s end markets and applications and will provide additional growth opportunities and increased geographic coverage.

The transaction is expected to be completed in Q3, subject to regulatory approval and employee consultation.

Investor enquiries: John Dawson, VP IR and Communications:	Tel: 020 7009 5091
Media enquiries: John Edgar, Chief Press Officer:	Tel: 020 7009 5415